[CBOE HOLDINGS LETTERHEAD]

May 27, 2015

Ms. Jaime G. John

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             CBOE Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed February 20, 2015

File No. 001-34774

Dear Ms. John:

On behalf of CBOE Holdings, Inc. (“CBOE” or the “Company”), we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 12, 2015 (the “Comment Letter”).  For ease of reference, we have set forth your comment in bold below, with the Company’s response following the comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.                        We note from your disclosure on page 7 that licensing agreements in place with DJIA, Russell Indexes and NASDAQ 100 expire in 2017, 2015 and 2015, respectively.  Please tell us and, in future filings, consider discussing the impact that the expiration of these licenses could have on your business, to the extent that they are material individually or in the aggregate.

Response: The Company believes that the impact on our business of the expiration of DJIA, Russell and NASDAQ 100 licenses discussed in the Annual Report on Form 10-K (the “Form 10-K”) would be immaterial, individually or in the aggregate.  In 2014, options on these indexes generated less than 2% of total volume on our exchanges and less than 5% of index volume.

In addition, in future filings, consider disclosing the expiration date of your license agreement with MSCI and include it in the discussion suggested above to the extent that it will expire in the near term.

In future filings, the Company will consider disclosing the expiration date of our license agreement with MSCI to the extent it expires in the near term and the termination of the agreement would be material to the Company.  The Company has just begun offering options on certain of the MSCI indexes covered under the agreement and the revenues generated are not yet material.

Lease and Contractual Obligations, page 51

2.                        Please tell us the nature of the $203 million “contractual obligations” in your table and in Note 11 to the consolidated financial statements.

Response:  The contractual obligations included in the table on page 51 and in Note 11 of the Form 10-K primarily consist of contractual agreements with third parties to provide future regulatory services to our exchanges under outsourced arrangements and certain license agreements.

The most significant components of the contractual obligations table are the minimum commitments under regulatory services agreements.  Each of our options exchanges is a “Self-Regulatory Organization” and our futures exchange is a “Designated Contract Market”, each of which is responsible for the regulation of its respective market.  The Company has entered into agreements with third parties to perform certain regulatory functions.  Our exchanges retain ultimate regulatory responsibility for all regulatory activities performed under these agreements.  See “Business — Regulatory Environment and Compliance — Compliance - Futures Industry-CFE” and “Business — Regulatory Responsibilities — Regulatory Agreements” in the Form 10-K for more discussion of these agreements.  The most significant regulatory outsourcing agreement is long-term in duration, consistent with the long-term nature of the Company’s regulatory responsibilities.  Additionally, the Company also has minimum license payments under certain of its licensing agreements.  Those future minimum payments are also reflected in the table within this category.

As requested in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss this response, please contact the undersigned at 312-786-5600.

Sincerely,

CBOE HOLDINGS, INC.

By:	/s/ Alan J. Dean
Executive Vice President, Chief Financial Officer
and Treasurer